KILPATRICK TOWNSEND & STOCKTON LLP	Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858 www.KilpatrickTownsend.com

June 6, 2012	direct dial 202 508 5832 direct fax 202 204 5621 jbradley@kilpatricktownsend.com

VIA EDGAR

Mr. Mark Webb

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Polonia Bancorp, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
File No. 333-176759

Dear Sir or Madam:

Enclosed herewith for filing please find Amendment No. 2 to the Registration Statement on Form S-1 for Polonia Bancorp, Inc., the proposed holding company for Polonia Bank, a federally savings bank, the deposits of which are insured by the Federal Deposit Insurance Corporation. A wire transfer has been executed pursuant to 17 C.F.R. §202.3a in the amount of $196.00, which constitutes the filing fee for the Registration Statement.

If you have any questions regarding this filing, please contact the undersigned at (202) 508-5832.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Joseph J. Bradley

Joseph J. Bradley

cc:	Gregory Dundas, Securities and Exchange Commission
Aaron M. Kaslow, Esq.